EXHIBIT 12
Bristow Group Inc.
Computation of Ratios of Earnings to Fixed Charges
(In thousands, except ratio amounts)

	Six Months Ended		Fiscal Year Ended
	September 30		March 31,
	2007	2006	2007	2006	2005	2004	2003
Income before provision for income taxes and minority interest	$85,550	$55,367	$115,738	$74,635	$73,605	$70,609	$60,755
Add: amortization of capitalized interest	197	71	183	171	102	36	—
Add: fixed charges (from below)	18,515	11,732	23,559	21,148	20,215	20,462	16,504
Add: equity in earnings from unconsolidated equity affiliates under (over) dividends received	(4,229)	(970)	(3,754)	(337)	9,802	(5,114)	(4,767)
Less: capitalized interest	(5,926)	(2,492)	(6,353)	(2,426)	(1,284)	(1,200)	—

Earnings	$94,107	$63,708	$129,373	$93,191	$102,440	$84,793	$72,492

Fixed charges
Fixed charges:
Interest expense:
Interest on indebtedness (1)	$9,456	$6,107	$10,940	$14,689	$15,665	$16,829	14,904
Capitalized	5,926	2,492	6,353	2,426	1,284	1,200	—
Interest portion of rental expense	3,133	3,133	6,266	4,033	3,266	2,433	1,600

Fixed charges	$18,515	$11,732	$23,559	$21,148	$20,215	$20,462	$16,504

Ratio (earnings divided by fixed charges)	5.1	5.4	5.5	4.4	5.1	4.1	4.4

(1)	Includes amortization of debt issuance costs.